UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Guaranty Bancorp

(Name of Issuer)

Voting Common Stock, par value $0.001 per share

(Title of Class of Securities)

40075T 102

(CUSIP Number)

John M. Eggemeyer

6051 El Tordo

Rancho Santa Fe, CA 92067-1329

858-756-8300

With a copy to:

William J. Ruh

c/o Castle Creek Capital

6051 El Tordo

Rancho Santa Fe, CA 92067-1329

858-756-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 27, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Castle Creek Capital Partners IV, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,141,630 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 9,141,630 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,141,630 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.7% (1)

14.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

(1)           See Item 5 hereto.

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Castle Creek Capital IV LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,141,630 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 9,141,630 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,141,630 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.7% (1)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)           See Item 5 hereto.

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John M. Eggemeyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF/AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 828,620 (1)

	8.	Shared Voting Power 9,141,630 (1)

	9.	Sole Dispositive Power 628,620 (1)

	10.	Shared Dispositive Power 9,141,630 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,970,250 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.0% (1)

14.	Type of Reporting Person (See Instructions) IN (Individual)

(1)           See Item 5 hereto.

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William J. Ruh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,480,240 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,480,240 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,480,240 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.2% (1)

14.	Type of Reporting Person (See Instructions) IN (Individual)

(1)           See Item 5 hereto.

CUSIP No. 40075T 102

Item 1.	Security and Issuer

This Amendment No. 7 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed on December 17, 2007 (the “Schedule 13D”) with the Securities Exchange Commission (the “SEC”), as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on February 13, 2008, Amendment No. 2 to the Schedule 13D filed with the SEC on December 15, 2008, Amendment No. 3 to the Schedule 13D filed with the SEC on May 19, 2009 (“Amendment No. 3”), Amendment No. 4 to the Schedule 13D filed with the SEC on May 21, 2009, Amendment No. 5 to the Schedule 13D filed with the SEC on August 14, 2009, and Amendment No. 6 to the Schedule 13D filed with the SEC on August 6, 2010 (“Amendment No. 6”) relating to the voting common stock, $0.001 par value (the “Voting Common Stock”) of Guaranty Bancorp (the “Issuer” or the “Company”), whose principal executive offices are located at 1331 Seventeenth Street, Suite 345, Denver, Colorado 80202. This Amendment is being filed to report the execution of the Series A Convertible Preferred Stock Transaction Agreement (the “Transaction Agreement”) described in Item 6 below.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by replacing the text in Item 2 of Amendment No. 6 with the following:

The Amendment is being jointly filed by the parties identified below.  All of the filers of this Amendment are collectively referred to as the “Reporting Persons”. The joint filing agreement of the Reporting Persons is filed as Exhibit 1 to this Schedule 13D.

(a) – (c)  The following are the Reporting Persons: Castle Creek Capital Partners IV, LP, a Delaware limited partnership (“Fund IV”) and a private equity fund focused on investing in community banks throughout the United States; Castle Creek Capital IV LLC, a Delaware limited liability company (“CCC IV”), whose principal business is to serve as the sole general partner of, and manage, Fund IV; John M. Eggemeyer, a California resident, a managing principal of Castle Creek Capital LLC (a merchant banking firm specializing in the financial services industry), and a managing principal of CCC IV (“Eggemeyer”); and William J. Ruh, a California resident, a managing principal of Castle Creek Capital LLC and a managing principal of CCC IV (“Ruh”). The business address for each of the Reporting Persons is 6051 El Tordo, Rancho Santa Fe, CA 92067.

(d)   During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)   During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)    Each of Eggemeyer and Ruh is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by adding to the end thereof the following:

Since the date of the filing of Amendment No. 6, August 6, 2010, (i) Fund IV has received 994 shares of the Company’s Series A Convertible Preferred Stock, $0.001 par value (the “Series A Preferred Stock”) and (ii) the Lisa A. Ruh Trust has received 23 shares of the Series A Preferred Stock, in each case pursuant to the issuance of payment-in-kind (“PIK”) dividends by the Company.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by adding to the end thereof the following:

Except as set forth in this Amendment and in connection with the Investment Agreement (defined and described in Amendment No. 3) and the Transaction Agreement (described in Item 6 below), the Reporting Persons do not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person evaluates on an ongoing basis the Issuer’s financial condition, business operations and prospects, market price of the Issuer’s Voting Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change his or its plan and intentions at any time, as he or it deems appropriate. In particular, each Reporting Person may consider the disposition of shares of Voting Common Stock or other securities of the Issuer convertible into Voting Common Stock, which may be effected at any time and from time to time through market transactions, registered offerings, block trades, privately negotiate transactions or otherwise.

CUSIP No. 40075T 102

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by replacing the text in Item 5 of Amendment No. 6 with the following:

Currently, Fund IV and its affiliates (which include Messrs. Eggemeyer and Ruh) have passivity commitments in place with the Board of Governors of the Federal Reserve System (the “FRB”), which, among other things, limit their right to acquire Voting Common Stock to 9.9% of the outstanding Voting Common Stock.  As a result, each of the Reporting Persons does not have the right to convert shares of Series A Preferred Stock whereby Fund IV and its affiliates would beneficially own more than 9.9% of the outstanding Voting Common Stock.  Notwithstanding the foregoing, the beneficial ownership numbers, including percentages, below and elsewhere in this Schedule 13D are presented as if the regulatory ownership limitations described above did not apply to Fund IV and its affiliates.

(a)   The percentages used in this Amendment are based upon 53,232,485 outstanding shares of Voting Common Stock as of July 22, 2011, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, and 69,013 outstanding shares of Series A Preferred Stock, which, commencing as of August 11, 2011, are convertible at the sole discretion of each holder of Series A Preferred Stock into 38,340,555 shares of Voting Common Stock at the conversion price of $1.80 per share, adjustable downward in increments of $0.04 (provided the maximum aggregate adjustment cannot exceed $0.30, resulting in a conversion price of $1.50) in the event of certain nonpayments of dividends (whether paid in cash or in kind) on the Series A Preferred Stock.  In addition, the 69,013 outstanding shares of Series A Preferred Stock currently have the voting power equal to 34,506,500 shares of Voting Common Stock, based upon a conversion ratio of $2.00 per share for voting purposes only.

John M. Eggemeyer

John M. Eggemeyer beneficially owns 9,970,250 shares of Voting Common Stock, assuming conversion of the Series A Preferred Stock at $1.80 per share, and, thus, beneficially owns 16.0% of the outstanding Voting Common Stock. Such percentage assumes only Fund IV has converted its shares of Series A Preferred Stock. If all holders of Series A Preferred Stock convert at $1.80 per share, Mr. Eggemeyer would be deemed to beneficially own 10.9% of the outstanding Voting Common Stock. However, for purposes of determining Mr. Eggemeyer’s beneficial voting power and assuming only Fund IV exercised its Series A Preferred Stock conversion right at $1.80 per share, Mr. Eggemeyer would have voting power equal to 11.3% taking into account the voting power of the Series A Preferred Stock for all other holders thereof.  Mr. Eggemeyer currently has the voting power equal to 9,320,583 shares, or 10.6% of the outstanding Voting Common Stock, based upon a conversion ratio of $2.00 per share for voting purposes only, without giving effect to the conversion of the Series A Preferred Stock owned by Fund IV at $1.80 per share.

William J. Ruh

William J. Ruh beneficially owns 9,480,240 shares of Voting Common Stock, assuming conversion of the Series A Preferred Stock at $1.80 per share, and, thus, beneficially owns 15.2% of the outstanding Voting Common Stock. Such percentage assumes only the Lisa A. Ruh Trust and Fund IV have converted their shares of Series A Preferred Stock. If all holders of Series A Preferred Stock convert at $1.80 per share, Mr. Ruh would be deemed to beneficially own 10.4% of the outstanding Voting Common Stock. However, for purposes of determining Mr. Ruh’s beneficial voting power and assuming only the Lisa A. Ruh Trust and Fund IV exercised their Series A Preferred Stock conversion rights at $1.80 per share, Mr. Ruh would have voting power equal to 10.7% taking into account the voting power of the Series A Preferred Stock for all other holders thereof.  Mr. Ruh currently has the voting power equal to 8,814,573 shares, or 10.0% of the outstanding Voting Common Stock, based upon a conversion ratio for the Series A Preferred Stock of $2.00 per share for voting purposes only, without giving effect to the conversion of the Series A Preferred Stock owned by the Lisa A. Ruh Trust and Fund IV at $1.80 per share.

Castle Creek Capital IV LLC

CCC IV, as the sole general partner of Fund IV, beneficially owns 9,141,630 shares of Voting Common Stock, assuming conversion of the Series A Preferred Stock at $1.80 per share, and, thus, beneficially owns 14.7% of the outstanding Voting Common Stock. Such percentage assumes only Fund IV has converted its shares of Series A Preferred Stock. If all holders of Series A Preferred Stock convert at $1.80 per share, CCC IV would be deemed to beneficially own 10.0% of the outstanding Voting Common Stock.  However, for purposes of determining CCC IV’s beneficial voting power and assuming only Fund IV exercised its Series A Preferred Stock conversion right at $1.80 per share, CCC IV would have voting power equal to 10.3% taking into account the voting power of the Series A Preferred Stock for all other holders thereof.  CCC IV currently has the voting power equal to 8,491,963 shares, or 9.7% of the outstanding Voting Common Stock, based upon a conversion ratio for the Series A Preferred Stock of $2.00 per share for voting purposes only, without giving effect to the conversion of the Series A Preferred Stock owned by Fund IV at $1.80 per share.  CCC IV disclaims beneficial ownership of the Voting Common Stock beneficially owned by Fund IV, except to the extent of its pecuniary interest in Fund IV.

CUSIP No. 40075T 102

Castle Creek Capital Partners IV, LP

Fund IV beneficially owns 9,141,630 shares of Voting Common Stock, assuming conversion of the Series A Preferred Stock at $1.80 per share, and, thus, beneficially owns 14.7% of the outstanding Voting Common Stock. Such percentage assumes only Fund IV has converted its shares of Series A Preferred Stock. If all holders of Series A Preferred Stock convert at $1.80 per share, Fund IV would own 10.0% of the outstanding Voting Common Stock. However, for purposes of determining Fund IV’s beneficial voting power and assuming only Fund IV exercised its Series A Preferred Stock conversion right at $1.80 per share, Fund IV would have voting power equal to 10.3% taking into account the voting power of the Series A Preferred Stock for all other holders thereof.  Fund IV currently has the voting power equal to 8,491,963 shares, or 9.7% of the outstanding Voting Common Stock, based upon a conversion ratio for the Series A Preferred Stock of $2.00 per share for voting purposes only, without giving effect to the conversion of the Series A Preferred Stock owned by Fund IV at a $1.80 per share.

(b) For each Reporting Person, the following table indicates the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power

John M. Eggemeyer (1)(2)(3)	828,620	9,141,630	628,620	9,141,630

William J. Ruh (2)(4)	0	9,480,240	0	9,480,240

Castle Creek Capital IV LLC (2)	9,141,630	0	9,141,630	0

Castle Creek Capital Partners IV, LP (2)	9,141,630	0	9,141,630	0

(1) This table does not include 13,211 shares of Voting Common Stock deemed to be owned by Mr. Eggemeyer through the Issuer’s deferred compensation plan, over which Mr. Eggemeyer does not have any voting or investment power.

(2) Includes shares of Voting Common Stock and shares of Series A Preferred Stock, assuming the conversion of all shares of Series A Preferred Stock beneficially owned by the applicable Reporting Person into shares of Voting Common Stock at a conversion price of $1.80 per share.

(3) Mr. Eggemeyer shares voting and dispositive power over the 9,141,630 shares beneficially owned by Fund IV with Mr. Ruh, as each is a managing principal of CCC IV, the sole general partner of Fund IV.  Mr. Eggemeyer disclaims beneficial ownership of the Voting Common Stock beneficially owned by Fund IV, except to the extent of his pecuniary interest in Fund IV.

(4) Mr. Ruh shares voting and dispositive power over the 9,141,630 shares owned by Fund IV with Mr. Eggemeyer, as each is a managing principal of CCC IV, the sole general partner of Fund IV.  Mr. Ruh shares voting and dispositive power over the 338,610 shares beneficially owned by the Lisa A. Ruh Trust, for which Lisa A. Ruh is the sole trustee.  Ms. Ruh is the spouse of Mr. Ruh.  Mr. Ruh disclaims beneficial ownership of the Voting Common Stock beneficially owned by the Lisa A. Ruh Trust and Fund IV, except to the extent of his respective pecuniary interests therein.

(c)  None of the Reporting Persons had any transactions in the Voting Common Stock (or securities convertible into Voting Common Stock) in the last 60 days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by adding to the end thereof the following:

CUSIP No. 40075T 102

On July 27, 2011, the Company entered into the Transaction Agreement with Patriot Financial Partners, L.P. and Patriot Financial Partners Parallel, L.P. (the “Patriot Funds”), Relational Investors Mid-Cap Fund I, L.P. and Relational Investors Mid-Cap Fund II, L.P. (the “Relational Funds”) and Fund IV (collectively, the “Investors”) in connection with the early conversion of the Series A Preferred Stock (currently, the Series A Preferred Stock is not mandatorily convertible until August 11, 2014).  Pursuant to the Transaction Agreement, (i) the Company will issue a special PIK dividend in the aggregate amount of approximately 7,300 shares of Series A Preferred Stock to all holders of the Series A Preferred Stock (the “Special PIK Dividend”), with any fractional shares to be paid in cash, and (ii) immediately following payment of the Special PIK Dividend, all of the outstanding shares of Series A Preferred Stock will be mandatorily converted into shares of Voting Common Stock and, if necessary, non-voting common stock (“Non-Voting Common Stock”; collectively referred to as the “Common Stock”) at a conversion price of $1.50 per share (such transactions, collectively, the “Transaction”). As a result of the Transaction, the holders of Series A Preferred Stock are expected to receive, in the aggregate, approximately 51,902,000 shares of Common Stock.

Currently, each of Fund IV and its affiliates, on the one hand, and the Relational Funds and their affiliates, on the other hand, have passivity commitments in place with the FRB, which, among other things, limit their right to acquire Voting Common Stock to 9.9% and 14.9% of the Company’s total outstanding Voting Common Stock, respectively.  Pursuant to the Transaction, if (i) the shares of Series A Preferred Stock held by each of Castle Creek Fund IV and the Relational Funds would represent upon conversion more than 9.9% and 14.9%, respectively, of the outstanding shares of Voting Common Stock after giving effect to such conversion and taking into consideration any shares of Voting Common Stock otherwise beneficially owned by such Investor (the number of shares of Series A Preferred Stock representing shares of Voting Common Stock upon conversion in excess of such percentage, the “Excess Shares”) and (ii) any such Investor has not received written confirmation from the FRB of its non-control determination as to such Investor’s post-conversion ownership of the Company’s Voting Common Stock, then such Excess Shares will be converted instead into an equivalent number of shares of Non-Voting Common Stock.  In such a case, the Company expects to issue approximately 5,488,087 shares of Non-Voting Common Stock and 46,413,913 shares of Voting Common Stock pursuant to the Transaction.  The Patriot Funds and its affiliates have passivity commitments in place with the FRB, which, among other things, limits their ownership of Voting Common Stock to 19.9%.  Upon conversion of the Series A Preferred Stock pursuant to the Transaction Agreement, the Patriot Funds’ (together with its affiliates) ownership of Voting Common Stock will be less than 19.9%.

In connection with the Transaction, the Investors have also agreed to proposed amendments to the Certificate of Designations for Series A Convertible Preferred Stock of Guaranty Bancorp to provide for the issuance of the Special PIK Dividend and the acceleration of the mandatory conversion of all Series A Preferred Stock into Common Stock immediately following the payment of the Special PIK Dividend (the “Charter Amendment”).

The Board of Directors of the Company approved the Transaction following the recommendation of a special committee of the Board of Directors (“Special Committee”) comprised of independent and disinterested members of the Company’s Board of Directors.  FIG Partners LLC, who served as the Special Committee’s independent financial advisor, issued a fairness opinion to the Special Committee that the terms associated with the Transaction, and its impact on the financial performance of the Company, are fair, from a financial point of view, to the common stockholders of the Company.

The consummation of the Transaction is subject to various conditions contained in the Transaction Agreement, including (1) regulatory approval and (2) stockholder approval by (a) the requisite vote of the outstanding shares of the Voting Common Stock and Series A Preferred Stock (on an as-converted basis), voting as a single class, of all actions necessary to effectuate the Transaction that require approval by the Company’s stockholders under applicable law or requirements of a national securities exchange or any other matter that requires stockholder approval pursuant to the Transaction Agreement and (b) the affirmative vote of a majority of the outstanding shares of Voting Common Stock (not including the Series A Preferred Stock or any other stock of the Company held by any holder of Series A Preferred Stock or its affiliates) (collectively, the “Stockholder Approval Matters”). The Company expects to call a special meeting of the stockholders of the Company to be held in September or October 2011 to consider and vote upon the Stockholder Approval Matters and the Charter Amendment.  Each of the Investors has agreed to vote or cause to be voted all of the Series A Preferred Stock and Common Stock held by it or its affiliates and entitled to vote on the Stockholder Approval Matters and the Charter Amendment in favor of the Stockholder Approval Matters and Charter Amendment.  The Company expects to consummate the Transaction immediately following the receipt of the necessary regulatory and stockholder approvals. The Company intends to solicit all other holders of Series A Preferred Stock to become a party to the Transaction Agreement, although the joinder of all other holders of Series A Preferred Stock to the Transaction Agreement is not a condition to the consummation of the Transaction.

This summary of the Transaction Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Transaction Agreement.  A copy of the Transaction Agreement, which includes as an exhibit thereto a form of Amended and Restated Certificate of Designations for the Series A Convertible Preferred Stock, is attached as Exhibit 2 hereto and is incorporated herein by reference.

CUSIP No. 40075T 102

Item 7.	Material to be Filed as Exhibits
	Exhibit No.	Description

	Exhibit 1	Agreement of Joint Filing.

	Exhibit 2	Series A Convertible Preferred Stock Transaction Agreement*

*              Incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on July 29, 2011 (Commission Filed No. 000-51556.)

CUSIP No. 40075T 102

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	August 2, 2011

/s/ John M. Eggemeyer
John M. Eggemeyer

/s/ William J. Ruh
William J. Ruh

CASTLE CREEK CAPITAL IV LLC

		By:	/s/ William J. Ruh
William J. Ruh
Managing Principal

CASTLE CREEK CAPITAL PARTNERS IV, LP

		By:	/s/ John M. Eggemeyer
John M. Eggemeyer
Managing Member